SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G


Under the Securities Exchange Act of 1934
(Amendment No(  3  )*

                               Liqui - Box Corporation
(Name of Issuer)


                      Common Stock     No Par Value
(Title of Class of Securities)


             536314107
            (CUSIP  Number)


Check the following box if a fee is being paid with a fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
                   (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
                  (however, see the  Notes).

(Continued on  following page(s))

Page 1 of 3 Pages

 CUSIP No.     536314107                         13G      Page 2 of 3 Pages


            NAME OF REPORTING PERSON
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Fiduciary Management, Inc.
                               39-1346018


            CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP *
     2                                                    (aX
                                                          (b)


            SEC USE ONLY
     3


            CITIZENSHIP OR PLACE OF ORGANIZATION
     4
                               225 East Mason  Street
                               Milwaukee, WI  53202


 NUMBER OF                 5   SOLE VOTING POWER
   SHARES
BENEFICIALLY               6   SHARED VOTING POWER
OWNED BY EACH
 REPORTING                 7   SOLE DISPOSITIVE POWER
  PERSON                                         263,008
    WITH                   8   SHARED DISPOSITVE POWER
                                                 88,800

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9
                                                 351,808

         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
     10


            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     11
                                                  6.50%

            TYPE OF REPORTING PERSON *
     12
                                                   IA

SEE INSTRUCTION BEFORE FILLING OUT



            CUSIP No. 536314107                                Page 3 of 3



After reasonable inquiry and to the best of my knowledge and belief, the information set forth in this statement is true, complete, and correct.


                        Date:  March 16, 1998



                          Ted D. Kellner, C.F.A.
                          Chairman and Chief Executive Officer
                          Fiduciary Management, Inc.